FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 28, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: BNFL - Sellafield dated October 28, 2003


BRITISH ENERGY PLC

BNFL - SELLAFIELD

Following the results of a ballot held on 27 October 2003, there is a possibility that industrial action may take place at BNFL's Sellafield site in Cumbria as a result of a dispute between BNFL and its Trade Unions. This dispute does not involve British Energy.

British Energy does not foresee a material adverse impact from industrial action in the short term.

Contacts:

Andrew Dowler    Financial Dynamics, Media              0207 831 3113
Paul Heward      British Energy, Investor Relations     01355 262 201

Website: www.british-energy.com



Notes to Editors:

BNFL provides a range of fuel services to British Energy as follows:

   -British Energy uses fuel supplied by BNFL from another UK site.
   -Spent fuel from British Energy's 7 stations with advanced gas cool reactors is eventually sent to Sellafield for processing after spending a period of time stored safely at the power stations.
   -Spent fuel from Sizewell B's pressurised water reactor is stored on site.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 28, 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations